(Translation)

                                                                February 5, 2008

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                 (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                 (Telephone Number: 0565-28-2121)


   Notice Concerning Decision on Matters Relating to Acquisition of Own Shares
   ---------------------------------------------------------------------------
       (Acquisition of Own Shares under the provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Act)

At a meeting held on February 5, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved on matters relating to setting an upper limit to acquisition of its own shares, pursuant to the provisions of Article 165, Paragraph 3 of the Corporation Act as applicable through incorporation of certain provisions of Article 156 of the Corporation Act. We hereby inform you of the following.


1. Reasons for acquisition of TMC's own shares

   To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2. Details of matters relating to the acquisition

   (1) Type of shares to be acquired               Shares of common stock of TMC


   (2) Aggregate number of shares
       permitted to be acquired                    Up to 12,000,000 shares
                                                   (The ratio to the
                                                   aggregate number of issued
                                                   shares (excluding treasury
                                                   shares): 0.38%)


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   (3) Aggregate purchase price of shares          Up to JPY 60,000,000,000


   (4) Method of acquisition                       Purchase in the market
                                                   through a trust bank


   (5) Acquisition period                          From February 18, 2008 to
                                                   February 29, 2008



[Reference]

Treasury shares held by TMC as of December 31, 2007
   o   Aggregate number of issued shares
       (excluding treasury shares)                 3,169,880,497 shares

   o   Number of treasury shares                   440,116,995 shares